International Battery Metals Ltd.

6100 Tennyson Parkway, Suite 240

Plano, Texas 75024

February 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Barbarena-Meissner

Re:	International Battery Metals Ltd. (CIK No. 0001786318)
Registration Statement on Form S-1 (File No. 333-293149)
Request for Acceleration of Effective Date

Requested Date: February 11, 2026

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, International Battery Metals Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Kara L. MacCullough, an attorney with the Registrant’s outside legal counsel, Greenberg Traurig, P.A., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. MacCullough at (954) 768-8255.

Sincerely,

INTERNATIONAL BATTERY METALS LTD.

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

cc:	International Battery Metals Ltd.
Joseph Mills, Chief Executive Officer
Michael Rutledge, Chief Financial Officer
Norma Garcia, General Counsel

Greenberg Traurig, P.A.
Kara L. MacCullough, Esq.